FMR LLC
Insurance & Risk Management
82 Devonshire Street V6D, Boston, MA 02109-3614

July 18, 2008

U.S. Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington, DC 20543

Re: Fidelity Rutland Square Trust
Rule 17g-1 Compliance Filing
Fidelity Bond Coverage Period: October 2, 2007 – February 14, 2009

To Whom it May Concern,

We submit the following on behalf of PAS Income Opportunities Fund of Funds, a series of Rutland Square Trust, in compliance with rule 17g-1:

1. Statement as to the period for which premiums have been paid.

Sincerely,

Ann Barry
Director
FMR LLC

Enc.

Fidelity INVESTMENTS

Premium Payment Statement

I, Ann Barry, Director, Insurance & Risk Management, do hereby attest that the following statement is true and accurate:

The Pas Income Opportunities Fund of Fund Bond coverage is effective and premiums have been paid for the period October 2, 2007 – February 14, 2009.

Ann Barry
Director, Insurance & Risk Management
FMR LLC

July 14, 2008
Date